SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH November 10, 2003

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BRTP3: R$17.49 / 1,000 shares
BRTP4: R$21.70 / 1,000 shares
BRP: US$37.93 / ADR
Market Value: R$7,176 million
Closing Price: November 03, 2003

Brasil Telecom Participações S.A.

Consolidated Earnings
Release

3rd Quarter of 2003
 Non-audited

Brasília, November 04, 2003.

Table of Contents

Highlights of the Quarter
Consolidated Income Statement
Table 1: Consolidated Income Statement
Operating Performance
Plant
Table 2: Plant
Graph 1: Plant Evolution
Graph 2: ADSL Accesses
Targets
Traffic
Table 3: Traffic
Graph 3: DLD Market Share
Tariffs
Subsidiaries
Financial Performance
Revenue
Table 4: Consolidated Operating Gross Revenues
Graph 4: Gross Revenue Breakdown
Graph 5: Revenues from Data Communication
Costs and Expenses
Table 5: Consolidated Operating Costs and Expenses
Graph 6: Operating Costs and Expenses Breakdown (Excluding Depreciation)
Graph 7: LIS/Employee
Graph 8: Losses with Accounts Receivable
Table 6: Gross Accounts Receivable
Ebitda
Table 7: EBITDA Margin – Gains and Losses
Financial Result
Table 8: Consolidated Financial Result
Other Items
Net Earnings
Balance Sheet
Table 9: Consolidated Balance Sheet
Table 10: Balance Sheet of the Holding
Indebtedness
Table 11: Indebtedness
Table 12: Amortization Schedule of Long Term Debt
Investments in the Permanent Assets
Table 13: Breakdown of Investments in the Permanent Assets
Cash flow
Table 14: Consolidated Cash Flow
Stock Market
Table 15: Stock Performance
Graph 9: Stock Performance in 3Q03 – Bovespa and NYSE
Table 16: Share in the Theoretical Portfolio
Shareholders’ Structure
Table 17: Shareholders’ Structure
Corporate Governance
Table 18: Interest on Shareholder´s Equity
New Products and Services
Recognition
Recent Events
Indicators
Table 19: Evolution of the Indicators
Next Events
IR Contacts
Media Contact

Highlights of the Quarter

Focus on the Quarter

Increase of 23% in ADSL accesses in service
68 thousand lines added
Net revenue grew 7.2%
Data communication revenue was 5.5% higher
EBITDA grows 6.5%, reaching R$960 million
EBITDA Margin of 46.7%
EBIT of R$430 million
Net profit was 69.6% higher
Net debt was 9.4% lower
Debt average cost of CDI 71.4%, one of the lowest in the Country
Free cash flow of R$366 million

Focus on 12 Months

Increase of 121% in ADSL accesses in service
581 thousand lines added
Net revenue grows 12.8%
Data communication revenue was 34.3% higher
EBITDA grows 11.7% and reaches R$3.7 billion
EBIT of R$1.6 billion
Net debt was 13.9% lower
Capex decreases by 16.8%
Free Cash Flow of R$1.0 billion
Productivity ratio increases by 16.4%

Brasilia, November 04, 2003 – Brasil Telecom Participações S.A. (BOVESPA: BRTP3/BRTP4; NYSE: BRP) announces its consolidated results for the third quarter of 2003 (3Q03). In this quarter, the financial statements of Brasil Telecom S.A., Brasil Telecom Participações´wholly-owned subsidiary, consolidate the iBest Group and the Globenet Group, besides BrT Serviços de Internet S.A. and Brasil Telecom Celular S.A.

  iBest holds, at the moment, an estimated market share of approximately 20% of the dial up internet access in Brazil, being the largest provider in Region II with 1.3 million active users and 4.3 million registered users.
  Globenet enables Brasil Telecom to carry international IP traffic, reduce interconnection costs and offer integrated packages to corporate clients.
  Brasil Telecom Celular continues to implement the GSM/GPRS/EDGE network and already has a suitable coverage in all capitals in Region II and the Federal District (Brasília).

Operating Performance

The installed plant of Brasil Telecom has reached 10,678 thousand lines, an increase of 0.2% and 1.3% in relation to 2Q03 and 3Q02, respectively.

The plant in service achieved 9,809 thousand lines, 0.7% and 6.3% above the one registered in 2Q03 and 3Q02, respectively.

Net addition of 68 thousand lines contributed to the increase in the utilization rate, which reached 91.9% at the end of September, 0.5 p.p. and 4.3 p.p. above the one registered in 2Q03 and in 3Q02, respectively.

At the end of 3Q03, Brasil Telecom reached 239.4 thousand ADSL accesses in service, meaning a growth of 22.9% and 120.9% in relation to 2Q03 and 3Q02, respectively.

The addition of 44,6 thousand ADSL accesses was a result of an analysis which enabled a more accurate identification of prospective clients, allowing the direct communication and marketing campaign to become more effective.

Brasil Telecom launched TVfone, a breakthrough service that connects the TV and telephone through ADSL access technology to the Internet at high speed.

Productivity was 1,859 LIS/employee at the end of 3Q03, against 1,832 in 2Q03. The higher productivity was due to an increase of 0.7% in the plant in service combined with a net reduction of 39 employees in 3Q03.

Financial Performance

Net revenue in 3Q03 reached R$2,053.4 million, a 7.2% and 12.8% growth when compared to the net revenue of 2Q03 and 3Q02, respectively.

Net revenue / Average LIS / month in 3Q03 reached R$69.9, against R$65.9 in 2Q03 and R$66.8 in 3Q02.

Revenues from data communication in 3Q03 continued its growing trend, reaching R$191.1 million, 5.5% and 34.3% ahead the registered in 2Q03 and 3Q02, respectively.

Revenue from local service increased by 14.4% and 10.9% in relation to 2Q03 and 3Q02, respectively.

In 3Q03, the EBITDA was R$959.9 million, a 6.5% and 11.7% growth compared to the 2Q03 and 3Q02, respectively.

EBITDA margin reached 46.7% in 3Q03. The EBITDA/Average LIS/month increased by 5.1% compared to 2Q03, reaching R$32.7.

Losses with accounts receivable in 3Q03 remained stable at 2.3%, when compared to 2Q03, totaling R$65.6 million in the 3Q03, against R$61.9 million in the previous quarter.

Brasil Telecom hedged 80,2% of that debt and all debt maturing on December, 2004 was hedged against exchange variations.

The average cost of debt accrued during the year of 2003 was 12.9% or 71.4% of Domestic Interbank Rate in the period, equivalent to 17.5% p.a.

The financial result in 3Q03 presented a R$63.1 million improvement in relation to 2Q03.

Net Debt

R$ Million	Sept/02	Jun/03	Sept/03	Δ Quarter	Δ 12 Months

Total Debt	3,563	3,969	3,988	0.5%	11.9%
(-) Cash	793	1,338	1,604	19.9%	102.2%

Net Debt	2,770	2,631	2,384	-9.4%	-13.9%

Consolidated net debt was reduced to R$2,383.9 million at the end of September.

The consolidated net debt/shareholders’ equity ratio was 37.4% at the end of 3Q03, against 42.0% at the end of 2Q03.

The dollar-denominated debt accounted for 3.9% of total debt, totaling R$152.1 million at the end of 3Q03, not considering the hedge adjustment.

In 3Q03, Brasil Telecom generated an operating cash flow of R$785.7 million, against R$751.7 million in 2Q03.

Free cash flow in 3Q03, was R$366.4 million, an increase of 44.4% and 48.2% in relation to 2Q03 and 3Q02, respectively.

Adjusted net income totaled R$147.6 million, a 48.0% increase in relation to 2Q03.

Financial Indicators

Financial Indicators	3Q02	2Q03	3Q03	Δ Quarter	Δ 12 Months

EBITDA / Interest Expenses	5.84	7.02	5.55	-20.9%	-5.0%
Net Debt / EBITDA (x4)	0.81	0.73	0.62	-14.9%	-22.9%
Total Debt / (EBITDA + Financial Revenue) (x4)	0.91	0.99	0.96	-2.5%	6.2%
EBITDA (x4) / Lines in Service	R$ 372	R$ 370	R$ 391	5.7%	5.1%
EBITDA (x4) / Employees (thousand)	R$ 595	R$ 678	R$ 728	7.2%	22.4%

Consolidated Income Statement

Table 1: Consolidated Income Statement

R$ Million	3Q02	2Q03	3Q03	Δ Quarter	Δ 12 Months

GROSS REVENUES	2,540.9	2,691.2	2,877.1	6.9%	13.2%
Local Service	1,064.7	1,032.5	1,180.8	14.4%	10.9%
Public Telephony	86.6	103.1	92.3	-10.5%	6.5%
Long Distance Service	365.4	356.8	391.0	9.6%	7.0%
Fixed-Mobile Calls	563.0	679.4	643.9	-5.2%	14.4%
Interconnection	181.5	193.0	203.9	5.6%	12.3%
Lease of Means	51.4	49.6	51.8	4.4%	0.7%
Data Communication	142.3	181.2	191.1	5.5%	34.3%
Supplementary and Value Added Services	73.7	81.8	95.8	17.2%	30.0%
Other	12.3	13.8	26.6	93.1%	116.7%

Deductions	(720.0)	(776.3)	(823.7)	6.1%	14.4%
NET REVENUES	1,820.9	1,914.9	2,053.4	7.2%	12.8%

COSTS & OPERATING EXPENSES	(961.6)	(1,013.3)	(1,093.5)	7.9%	13.7%
Personnel	(97.0)	(97.3)	(97.2)	-0.1%	0.2%
Materials	(19.4)	(22.6)	(22.3)	-1.2%	15.1%
Subcontracted Services	(289.1)	(308.9)	(330.7)	7.1%	14.4%
Interconnection	(382.7)	(430.4)	(455.6)	5.9%	19.1%
Advertising and Marketing	(36.5)	(19.1)	(28.5)	49.1%	-22.0%
Provisions and Losses	(78.4)	(75.6)	(85.2)	12.8%	8.7%
Other	(58.3)	(59.4)	(74.0)	24.5%	27.0%

EBITDA	859.4	901.6	959.9	6.5%	11.7%
Depreciation and Amortization	(509.0)	(526.4)	(529.8)	0.7%	4.1%

OPERATING PROFIT BEFORE FINANCIAL RESULT	350.4	375.3	430.1	14.6%	22.7%

Financial Result	(113.7)	(192.4)	(129.3)	-32.8%	13.7%
Financial Revenues	123.7	103.5	76.4	-26.2%	-38.3%
Financial Expenses	(198.0)	(296.0)	(205.7)	-30.5%	3.8%
Interest on Shareholders' Equity	(39.3)	-	-	N.A.	-100.0%

OPERATING PROFIT AFTER FINANCIAL RESULT	236.7	182.9	300.8	64.5%	27.1%

Non-Operating Revenues (Expenses)	(33.4)	(29.7)	(30.5)	2.7%	-8.6%
Goodwill Amortization - CRT Acquisition	(31.0)	(31.0)	(31.0)	0.0%	0.0%
Other	(2.4)	1.3	0.5	-60.8%	N.A.

EARNINGS BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES	203.3	153.2	270.3	76.4%	32.9%

Income and Social Contribution Taxes	(77.9)	(56.3)	(105.8)	88.0%	35.8%

EARNINGS BEFORE PROFIT SHARING	125.4	96.9	164.5	69.7%	31.2%

Profit Sharing	(8.9)	(11.5)	(14.5)	26.1%	62.0%

Minority Interest	(35.8)	(16.7)	(33.4)	100.1%	-6.7%

EARNINGS BEFORE REVERSION OF INTEREST ON SHAREHOLDERS' EQUITY	80.7	68.8	116.6	69.6%	44.5%

Reversion of Interest on Shareholders' Equity	39.3	-	-	N.A.	-100.0%

NET EARNINGS	120.1	68.8	116.6	69.6%	-2.8%

Goodwill Amortization - CRT Acquisition	31.0	31.0	31.0	0.0%	0.0%

NET EARNINGS ADJUSTED BY GOODWILL AMORTIZATION	151.1	99.8	147.6	48.0%	-2.3%

Net Earnings (Losses)/1,OOO shares - R$	0.3409	0.1928	0.3270	69.6%	-4.1%
Net Earnings (Losses)/ADR - US$	0.4558	0.3357	0.5593	66.6%	22.7%

Operating Performance

Plant

Table 2: Plant

PLANT	3Q02	2Q03	3Q03	Δ Quarter	Δ 12 Months

Lines Installed (Thousand)	10,544	10,656	10,678	0.2%	1. 3%
Additional Lines Installed (Thousand)	40	48	22	-55.0%	-45.6%

Lines in Service - LIS (Thousand)	9,228	9,741	9,809	0.7%	6.3%
Residential	6,695	7,107	7,168	0.9%	7.1%
Non-Residential	1,556	1,565	1,567	0.1%	0.7%
Public Telephones	290	297	297	-	2.1%
Pre-paid	154	218	232	6.3%	50.6%
Other (including PBX)	533	554	544	-1.7%	2.1%
Additional LIS (Thousand)	288	146	68	-53.3%	-76.4%

Average LIS (Thousand)	9,084	9,668	9,775	1.1%	7.6%

LIS/100 Inhabitants	22.6	23.5	23.5	-0.1%	3.7%
Public Telephones/1,OOO Inhabitants	7.1	7.2	7.1	-0.8%	-0.4%
Public Telephones/100 Lines Installed	2.75	2.79	2.78	-0.3%	0.8%

Utilization Rate	87.5%	91.4%	91. 9%	0.5 p.p.	4.3 p.p.

Digitization Rate	98.8%	99.0%	99.0%	0.0 p.p.	0.2 p.p.

ADSL Lines in Service (Thousand)	108.4	194.8	239.4	22.9%	120.9%

Lines Installed	Due to the installation of 22 thousand lines throughout 3Q03, the installed plant of Brasil Telecom totaled 10.7 million terminals.

Graph 1: Plant Evolution

Lines in Service	The plant in service reached 9.8 million lines, as a result of the net addition of 68 thousand lines. Of the net addition during the period, 89.7% represented lines activated by residential clients.

Utilization Rate	The utilization rate reached 91.9% in 3Q03, against 91.4% in 2Q03, as a result of a 0.2% growth in the installed plant combined with the increase of 0.7% in the plant in service.

ADSL

The plant of ADSL in service achieved 239.4 thousand accesses in 3Q03, meaning a growth of 120.9% compared to 3Q02.

The addition of 44.6 thousand ADSL accesses in the period is due to a combination of the following strategies:

The implementation of an analysis which enabled a more accurate identification of prospective clients, allowing the direct communication and marketing campaign to become more effective.
The retention cell work presenting the ADSL advantages and the Turbo Lite offering to clients who alleged a low Internet usage rate allowed a reduction of the disconnections number.
Tools were implemented to allow call center attendants to solve problems online during the operation of the service, increasing customer satisfaction.
The use of resources, such as, automatic detection of client navigation, assured the exact moment of the service rendering, allowing a reduction between the moment of sale and the invoice of the service, since Brasil Telecom uses the process of ADSL self-installation.

Besides these actions, Brasil Telecom developed, during the quarter, a process to encourage clients to migrate to higher-speed plans, aiming at the increase of the average revenue per user, currently at R$86.

Graph 2: ADSL Accesses

TVfone

Brasil Telecom launched in October 2003, the TVfone, a breakthrough service, which blends TV and telephone through high-speed ADSL technology internet access.

In order to have access to the service, the client only needs to have a conventional telephone, a TV set, a broadband access approved by Brasil Telecom and a special camera, leased by the carrier. The camera, which is connected to the TV set, captures the images of the speakers, who can then see each other through the TV screen while talking over the phone.

It is not necessary to own a computer in order to use TVfone, but if the client wishes, he/she can use the broadband access to connect his/her computer to the Internet at high speed.

Targets

Quality Targets

In September of 2003, Brasil Telecom met with the quality indicators established by Anatel for the switched-fixed telephone service in the local and long-distance mode, except the maintenance request rate of non-residential users within eight hours in the Rondônia Branch, where an interruption occurred due to an atmospheric discharge at the Dom Pedro II Center in Porto Velho.

Universalization Targets

In continuation to the inspection process, Anatel concluded the field work, in which 940 localities at all the Brasil Telecom branches were evaluated. The Company awaits the official outcome from the regulatory body regarding the 2003 target accomplishment.

Traffic

Table 3: Traffic

TRAFFIC	3Q02	2Q03	3Q03	Δ Quarter	Δ 12 Months

Exceeding Local Pulses (Million)	3,298	2,959	3,099	4.7%	-6.0%

Domestic Long Distance Minutes (Million)	1,922	1,744	1,709	-2.0%	-11.0%

Fixed-Mobile Minutes (Million)	1,111	1,058	979	-7.5%	-11.9%

Exceeding Pulses/Average LIS/Month	121.0	102.0	105.7	3.6%	-12.7%
DLD Minutes/Average LIS/Month	70.5	60.1	58.3	-3.1%	-17.3%
Fixed-Mobile Minutes/Average LIS/Month	40.8	36.5	33.4	-8.5%	-18.2%

Exceeding Local Pulses	Brasil Telecom sold 3.1 billion pulses in 3Q03, a growth of 4.7% in relation to 2Q03.

Domestic Long-Distance Traffic	In 3Q03, Domestic Long-Distance reached 1.7 billion minutes, a reduction of 2.0% in relation to 2Q03, due to the economic slowdown.

DLD Market Share	Brasil Telecom’ DLD market share in the intra-sector segment, reached 89.9% in 3Q03, while in the intra-region segment, Brasil Telecom reached 75.6%.

Graph 3: DLD Market Share

Inter-Network Traffic

The inter-network traffic totaled 1.0 billion minutes in 3Q03, representing a 7.5% reduction in relation to the traffic registered in the previous quarter. Of the total fixed-mobile traffic, 90.5% refers to VC-1 calls, 8.0% to VC-2 and 1.5% to VC-3 calls.

The following factors were noticed during the period and they justify this outcome.

The discussions regarding tariff readjustment hindered service consumption.

In July, with the implementation of the Carrier Selection Code - CSC in calls originating from cell phones, Brasil Telecom, which had agreements with most of the mobile carriers in Region II to transport their long distance calls, noticed a decrease in traffic, given that besides the fixed carriers, it began to compete with mobile carriers.

Currently, due to advertising campaigns, Brasil Telecom has consistently expanded its share in long distance calls originating from cell phones. An example of this is the 49.3% share in CSC 14 for calls originating from cell phones in September.

In addition, the decrease in local inter-network traffic can be attributed to the increase in competition in the mobile telephony sector, which can be confirmed by the increase in the offers related to mobile service packages.

Tariffs

Tariff Adjustment

The Federal Public Ministry filed a Suit in the city of Fortaleza (Ceará state) against the tariff adjustment granted by Anatel, in accordance with the terms predicted in the Concession Contract, specifically in relation to the IGP-DI variation.

A tariff adjustment package, based on IPCA, was temporarily approved by the Federal Judge of the Second Court of Fortaleza. Subsequently, the Court of Appeals decided that the Second Federal Court of Brasília should be the court in charge of reviewing the case. The proceeding was transferred from Fortaleza to Brasilia and the Federal Judge of Brasilia changed the existing decision by applying the IPCA variation on the adjustment formula of the Concession Contracts.

The merit of the case has not yet been decided since all the decisions are based on preliminary orders.

The average percentage of tariff adjustment applied as of June 29, 2003, in light of the legal decisions, was: 16.0% in the local basket and 14.3% in the long-distance basket.

Subsidiaries

Consolidation of Results	In 3Q03, Brasil Telecom consolidated the results of the iBest and Globenet groups.

iBest

Due to an increase in competition in the telecommunication sector, Brasil Telecom has been adopting strategies to “protect” its customer base through the integrated offer of voice, data and Internet services.

iBest has, at the moment, an estimated stake in the dial up internet access market of approximately 20%, the largest provider of Region II in terms of minute counts. In Region II, it holds 45% of the free access providers market and 27% of the total.

iBest has an important role in the dissemination of Internet in Brazil since it is a free access provider and is, at the same time, struggling against the so-called “traffic escape”, by reducing substantially, the interconnection expenses of Brasil Telecom.

Furthermore, iBest enables leverage in other data services, such as, the migration to Broadband Internet access, working as a gateway and inducing band consumption.

Globenet

Globenet represented the acquisition of a strategic asset for a fraction of the amount invested and the opportunity for Brasil Telecom to position itself in an important international data and voice traffic route.

To Brasil Telecom, Globenet enables the following advantages:

  Capacity to carry international IP traffic;
  Reduction of interconnection costs;
  Reduction of interconnection costs;
  Capacity to offer an integrated package of services to the national and international corporate clients;
  Opportunity to capture the value generated by the data traffic growth (Internet and corporate) between Brazil and the United States.

In addition, Brasil Telecom can offer international long distance services without having to rely on third parties links. And, also considering the growth of IP traffic to the United States, Brasil Telecom will be able to channel this traffic to Globenet, which generates significant cost reductions.

Brasil Telecom Celular

Brasil Telecom Celular has already achieved a suitable coverage in all Capital Cities of Region II.

Brasil Telecom Celular has taken some important steps throughout the quarter towards defining the main platforms which will be used by the mobile service, such as the prepaid platforms, voice mail, short messages (SMS), multimedia messages (MMS) and other data service platforms (OTA, Middleware, fraud prevention).

Brasil Telecom Celular successfully concluded the detailing process of its strategy and outlined the fundaments of its offers and promotions in order to attract and maintain clients. Through this strategy, innovative offers related to synergy between fixed and mobile operations were developed.

As soon as Anatel certifies the anticipation of the Brasil Telecom targets, the PCS division will be ready to startup its commercial operations.

Financial Performance

Revenue

Table 4: Consolidated Operating Gross Revenues

R$ Million	3Q02	2Q03	3Q03	Δ Quarter	Δ 12 Months

GROSS REVENUES	2,540.9	2,691.2	2,877.1	6.9%	13.2%

Local Service	1,064.7	1,032.5	1,180.8	14.4%	10.9%
Installation	7.1	7.9	12.9	64.4%	81.6%
Basic Subscription	682.7	666.5	749.5	12.5%	9.8%
Measured Service	345.6	331.2	388.5	17.3%	12.4%
Lease of Lines	1.0	0.5	0.6	18.8%	-41.5%
Other	28.3	26.4	29.3	10.9%	3.7%

Public Telephony	86.6	103.1	92.3	-10.5%	6.5%

Long Distance Service	365.4	356.8	391.0	9.6%	7.0%
Intra-Sector	272.6	266.3	295.3	10.9%	8.3%
Intra-Region	92.6	90.4	95.5	5.7%	3.2%
Borderline	0.2	0.1	0.1	5.0%	-26.6%

Fixed-Mobile Calls	563.0	679.4	643.9	-5.2%	14.4%
VC-1	464.0	545.7	516.2	-5.4%	11.3%
VC-2	87.2	117.1	105.4	-10.0%	20.8%
VC-3	11.8	16.6	22.4	34.9%	89.3%

Interconnection	181.5	193.0	203.9	5.6%	12.3%
Fixed-Fixed	139.1	141.5	150.6	6.4%	8.3%
Mobile-Fixed	42.4	51.5	53.2	3.4%	25.4%

Lease of Means	51.4	49.6	51.8	4.4%	0.7%

Data Communication	142.3	181.2	191.1	5.5%	34.3%

Supplementary and Value Added Services	73.7	81.8	95.8	17.2%	30.0%

Other	12.3	13.8	26.6	93.1%	116.7%

Deductions	(720.0)	(776.3)	(823.7)	6.1%	14.4%
NET REVENUES	1,820.9	1,914.9	2,053.4	7.2%	12.8%

Graph 4: Gross Revenue Breakdown

2Q03

R$2,691 million

3Q03

R$2,877 million

Local Service

The revenue from local service reached R$1,180.8 million in 3Q03, an increase of 14.4% in relation to 2Q03, due to the 1.1% increase in the average plant in service allied to the tariff readjustment at the end of June.

Activation fee revenue totaled R$12.9 million in 3Q03, 64.4% higher than the registered in 2Q03. This performance reflects the average tariff readjustment in the period, allied to the higher lines activated in comparison to the previous quarter.

The revenue from basic subscription reached R$749.5 million in the quarter, a 12.5% boost in comparison to the R$666.5 million of 2Q03. This variation is explained by the 1.1% increase in the average lines in service combined with the average tariff readjustment in the basic residential subscription rate. In addition, Brasil Telecom has kept its strategy to offer alternative plans with discounts in the basic subscription to clients that requested line cancellations during the period and not to disconnect delinquent clients at switch centers with idle capacity, aiming at the increase of local traffic.

The revenue from measured service totaled R$388.5 million in 3Q03, a 17.3% increase in relation to 2Q03, basically due to the average tariff readjustment and the 4.7% increase in local traffic. This traffic increase was partially influenced by the introduction of voice chats, the service responsible for the generation of approximately 19 million minutes/month.

Public Telephony

Public telephony revenue reached R$92.3 million in 3Q03, a 10.5% drop in relation to the registered in the previous quarter. This drop reflects the reduction of 18.8% in credits sold during the quarter (1.4 billion) combined with the average tariff readjustment.

The drop in credits sold is explained by retailers’ accumulated card inventories in June, anticipating the tariff readjustment.

Domestic Long Distance

The 9.6% increase in domestic long distance revenue in 3Q03 in relation to 2Q03 is explained by the 2.0% drop in traffic given the economic slowdown, allied to the average tariff readjustment of the domestic long distance basket.

Inter-Networks

Inter-network call revenue reached R$643.9 million in 3Q03, a 5.2% drop in relation to 2Q03, explained basically by a 7.5% shrink in traffic. The reduction in the number of sectors established by Anatel caused a migration from VC-2 traffic to VC-1 traffic, where the tariff is lower since it is a local call. The CSC 14 cellular operation contributed with revenues of R$42 million in 3Q03.

Interconnection

The Interconnection revenue in 3Q03 registered an increase of 5.6% in comparison to 2Q03, which reflects, mainly, the average tariff readjustment allied to a 0.4 p.p. decrease in the DLD intra-sector market share.

Data Communication	In the 3Q03, data communication revenue continued its growth path, reaching R$191.1 million, 5.5% above the amount registered in 2Q03.

The following movements were observed in the period:
  Growth of 22% in the number of ADSL accesses in service;
  Growth of 11% in the number of billed dedicated IP accesses; and
  Growth of 5% in the number of billed Frame-Relay accesses.

Graph 5: Revenues from Data Communication

Supplementary and Value-Added Services

Revenue from supplementary and value-added services increased by 17.2% in 3Q03, totaling R$95.8 million.
The total intelligent services activated at the end of September 2003 reached a landmark of 5.4 million, against 5.0 million in June of 2003, which represents an increase of 7.6% in the period. Of the total amount of residential and non-residential lines in service in 3Q02, 32.6% of the lines were equipped with at least one activated intelligent service, against 30.9% in the previous quarter.

Other Revenues	In 3Q03, Other Revenues reached R$26.6 million, a 93.1% growth in relation to 2Q03, mainly due to iBest and Globenet consolidation.

Gross Revenue Deductions	Gross revenue deductions reached R$823.7 million in 3Q03, representing 28.6% of gross revenue in the quarter, against 28.8% in 2Q03.

Net Revenue/Avg LIS/month	Net operating revenue/Average LIS/month in the 3Q03 was R$69.9, against R$65.9 in the 2Q03, an increase of 6.1%.

Costs and Expenses

Table 5: Consolidated Operating Costs and Expenses

R$ Million	3Q02	2Q03	3Q03	Δ Quarter	Δ 12 Months

NET REVENUES	1,820.9	1,914.9	2,053.4	7.2%	12.8%

Costs	(1,136.5)	(1,199.3)	(1,225.9)	2.2%	7.9%
Personnel	(31.2)	(29.2)	(29.8)	2.1%	-4.6%
Materials	(17.6)	(21.3)	(20.4)	-4.1%	16.2%
Subcontracted Services	(526.7)	(575.9)	(605.5)	5.1%	15.0%
Interconnection	(382.7)	(430.4)	(455.6)	5.9%	19.1%
Other	(144.0)	(145.5)	(149.9)	3.0%	4.1%
Depreciation and Amortization	(486.4)	(484.9)	(486.2)	0.3%	-0.1%
Other	(74.6)	(88.0)	(84.1)	-4.5%	12.7%

GROSS PROFIT	684.5	715.6	827.5	15.6%	20.9%

Sales Expenses	(131.3)	(121.8)	(134.4)	10.3%	2.3%
Personnel	(28.8)	(32.4)	(31.6)	-2.7%	9.5%
Materials	(0.8)	(0.3)	(0.8)	195.4%	-2.8%
Subcontracted Services	(101.1)	(86.2)	(99.1)	14.9%	-2.0%
Advertising and Marketing	(36.5)	(19.1)	(28.5)	49.1%	-22.0%
Other	(64.6)	(67.1)	(70.6)	5.2%	9.3%
Depreciation and Amortization	(1.0)	(1.4)	(1.3)	-10.1%	30.8%
Other	0.4	(1.5)	(1.7)	13.7%	N.A.

General and Administrative Expenses	(107.3)	(113.0)	(134.5)	19.0%	25.3%
Personnel	(30.5)	(29.9)	(30.1)	0.7%	-1.3%
Materials	(0.8)	(0.6)	(0.7)	9.8%	-13.4%
Subcontracted Services	(69.1)	(74.2)	(92.6)	24.9%	34.2%
Depreciation and Amortization	(4.4)	(4.5)	(6.7)	50.0%	51.6%
Other	(2.6)	(3.9)	(4.3)	11.2%	68.6%

Information Technology	(45.4)	(77.3)	(71.5)	-7.5%	57.5%
Personnel	(6.5)	(5.8)	(5.8)	-0.8%	-11.2%
Materials	(0.2)	(0.4)	(0.4)	4.2%	109.2%
Subcontracted Services	(11.5)	(22.1)	(17.6)	-20.6%	53.4%
Depreciation and Amortization	(17.1)	(35.5)	(35.6)	0.3%	108.2%
Other	(10.2)	(13.5)	(12.2)	-9.5%	19.8%

Provisions and Losses	(78.4)	(75.6)	(85.2)	12.8%	8.7%
Doubtful Accounts	(68.8)	(61.9)	(65.6)	6.0%	-4.6%
Contingencies	(9.6)	(13.7)	(19.6)	43.4%	103.8%

Other Operating Revenues (Expenses)	28.6	47.4	28.2	-40.5%	-1.5%

OPERATING PROFIT BEFORE FINANCIAL RESULTS	350.4	375.3	430.1	14.6%	22.7%

R$ Million	3Q02	2Q03	3Q03	Δ Quarter	Δ 12 Months

COSTS AND OPERATING EXPENSES	(1,470.5)	(1,539.6)	(1,623.4)	5.4%	10.4%
Depreciation and Amortization	(509.0)	(526.4)	(529.8)	0.7%	4.1%
Interconnection	(382.7)	(430.4)	(455.6)	5.9%	19.1%
Subcontracted Services	(289.1)	(308.9)	(330.7)	7.1%	14.4%
Personnel	(97.0)	(97.3)	(97.2)	-0.1%	0.2%
Provisions and Losses	(78.4)	(75.6)	(85.2)	12.8%	8.7%
Materials	(19.4)	(22.6)	(22.3)	-1.2%	15.1%
Advertising and Marketing	(36.5)	(19.1)	(28.5)	49.1%	-22.0%
Other	(58.3)	(59.4)	(74.0)	24.5%	27.0%

R$ Million	3Q02	2Q03	3Q03	Δ Quarter	Δ 12 Months

COSTS AND OPERATING EXPENSES	(1,470.5)	(1,539.6)	(1,623.4)	5.4%	10.4%
(+) Depreciation and Amortization	509.0	526.4	529.8	0.7%	4.1%
(=) CASH COST	(961.6)	(1,013.3)	(1,093.5)	7.9%	13.7%

Graph 6: Operating Costs and Expenses Breakdown (Excluding Depreciation)

2Q03

R$1.013 million

3Q03

R$1.094 million

Operating Costs and Expenses

Costs and Operating expenses totaled R$1,623.4 in the 3Q03, against R$1,539.6 million in the previous quarter.

The cash cost (costs and operating expenses, excluding depreciation and amortization) was R$1,093.5 million in 3Q03, 7.9% above the amount registered in 2Q03.

Net reduction of 39 employees in the quarter

At the end of 3Q03, 5,277 employees were working for the group, against 5,316 in the previous quarter. This drop is a result of the 117 admissions and 246 dismissals which occurred during the period. In addition, 90 iBest employees were added to the group’s headcount.

Personnel	Personnel costs and expenses reached R$97.2 million, stable in relation to 2Q03.

Productivity	Brasil Telecom reached a productivity ratio of 1.859 LIS/employee in 3Q03, representing an increase of 1.5% in relation to 2Q03.

Graph 7: LIS/Employee

Subcontracted services

Costs and expenses with subcontracted services, excluding interconnection and advertising & marketing, totaled R$330.7 million in 3Q03, a 7.1% increase in relation to 2Q03. The increase of R$21.8 million can be explained basically by the readjustment of the agreements for the printing and distribution of telephone bills and the printing of yellow pages as well as, by the consolidation of expenses with maintenance of submarine cables.

Interconnection

Interconnection costs totaled R$455.6 million in the 3Q03, 5.9% above the amount registered in the previous quarter. The increase is due basically to the introduction of CSC 14 in calls originating from cell phones, as of July.

Expenses with Advertisement and Marketing

The expenses with advertising and marketing totaled R$28.5 million in 3Q03, when Brasil Telecom launched the campaigns to encourage the use of CSC 14 in the cellular phones and strengthen those campaigns aimed at creating awareness of “14”, in preparation to the Company entrance into the domestic long distance market.

Losses with Accounts Receivable/Gross Revenue ratio remains stable	Losses with Accounts Receivable (PCCR) / Gross revenue ratio remained stable at 2.3%, when compared to the previous quarter and totaled R$65.6 million in 3Q03.

Graph 8: Losses with Accounts Receivable

Accounts Receivable

In 3Q03, the accounts receivable of Brasil Telecom presented an evolution below the one observed in revenue. While revenue varied 7.2%, gross accounts receivable varied only 5.2%, which reflects the tariff readjustment introduced at the end of June 2003 (16.0% on the local basket and 14.3% on the domestic long distance basket), as well as the introduction of CSC 14 on calls originating from cell phones, which generated the need for several co-billing agreements.

The ratio between the gross accounts receivable and gross revenue decreased by 1.1 p.p., reaching 74.4% in 3Q03, against 75.5% in 2Q03.

After deducting allowance for doubtful accounts in the amount of R$148.2 million, Brasil Telecom net accounts receivable totaled R$1,991.3 million at the end of September 2003.

Table 6: Gross Accounts Receivable

	Sep/02	Dec/02	Mar/03	Jun/03	Sep/03

Total (R$ Million)	1,676.5	1,696.6	1,890.1	2,033.0	2,139.5
Due	58.8%	56.4%	58.5%	61.6%	64.0%
Overdue (up to 30 days)	17.7%	19.3%	16.1%	14.4%	12.9%
Overdue (between 31-60 days)	5.6%	7.1%	7.1%	6.1%	7.3%
Overdue (between 61-90 days)	4.3%	4.0%	5.0%	3.3%	2.4%
Overdue (over 90 days)	13.5%	13.3%	13.3%	14.6%	13.5%

Provision for Contingencies	In 3Q03, the provision for contingencies amounted to R$19.6 million, against R$13.7 million in the 2Q03.

Other Operating Costs and Expenses/Revenues	Other Operating Costs and Revenues/Expenses totaled R$74.0 million in expenses in 3Q03, an increase of 24.5% in relation to 2Q03.

Ebitda

Table 7: EBITDA Margin – Gains and Losses

R$ Million	3Q02	Vertical	2Q03	Vertical	3Q03	Vertical

GROSS REVENUES	2,540.9	139.5%	2,691.2	140.5%	2,877.1	140.1%
Local Service	1,064.7	58.5%	1,032.5	53.9%	1,180.8	57.5%
Public Telephony	86.6	4.8%	103.1	5.4%	92.3	4.5%
Long Distance Service	365.4	20.1%	356.8	18.6%	391.0	19.0%
Fixed-Mobile Calls	563.0	30.9%	679.4	35.5%	643.9	31.4%
Interconnection	181.5	10.0%	193.0	10.1%	203.9	9.9%
Lease of Means	51.4	2.8%	49.6	2.6%	51.8	2.5%
Data Communication	142.3	7.8%	181.2	9.5%	191.1	9.3%
Supplementary and Value Added Services	73.7	4.0%	81.8	4.3%	95.8	4.7%
Other	12.3	0.7%	13.8	0.7%	26.6	1.3%

Deductions	(720.0)	-39.5%	(776.3)	-40.5%	(823.7)	-40.1%
NET REVENUES	1,820.9	100.0%	1,914.9	100.0%	2,053.4	100.0%

COSTS & OPERATING EXPENSES	(961.6)	-52.8%	(1,013.3)	-52.9%	(1,093.5)	-53.3%
Personnel	(97.0)	-5.3%	(97.3)	-5.1%	(97.2)	-4.7%
Materials	(19.4)	-1.1%	(22.6)	-1.2%	(22.3)	-1.1%
Subcontracted Services	(289.1)	-15.9%	(308.9)	-16.1%	(330.7)	-16.1%
Interconnection	(382.7)	-21.0%	(430.4)	-22.5%	(455.6)	-22.2%
Advertising and Marketing	(36.5)	-2.0%	(19.1)	-1.0%	(28.5)	-1.4%
Provisions and Losses	(78.4)	-4.3%	(75.6)	-3.9%	(85.2)	-4.2%
Other	(58.3)	-3.2%	(59.4)	-3.1%	(74.0)	-3.6%

EBITDA	859.4	47.2%	901.6	47.1%	959.9	46.7%

EBITDA of R$960 million	Brasil Telecom’s EBITDA was R$959.9 in the 3Q03, 6.5% over the one registered in the previous quarter.

EBITDA Margin	In 3Q03, EBITDA margin reached 46.7%, stable in comparison to 2Q03.

EBITDA/Avg LIS/month	In 3Q03, EBITDA/Average LIS/month reached R$32.7, 5.4% higher than the amount registered in 2Q03.

Financial Result

Table 8: Consolidated Financial Result

R$ million	2Q03	3Q03	Δ

Financial Revenue	102.6	83.7	-18.4%
Local Currency	65.4	85.0	30.0%
Foreign Currency	37.2	(1.3)	N.A
Financial Expense	(295.0)	(213.0)	-27.8%
Local Currency	(241.8)	(217.9)	-9.9%
Foreign Currency	(53.2)	5.0	N.A

Financial Result	(192.4)	(129.3)	-32.8%

Financial Result

In 3Q03, Brasil Telecom registered a negative net financial result of R$129.3 million, against R$192.4 million in the previous quarter. This result was mainly due to interest expenses with debt, hedge expenses, expenses with CPMF, expenses with insurance, and financial revenue from cash investments of the Company.

Other Items

Amortization of Reconstituted Goodwill

In 3Q03, Brasil Telecom amortized R$31.0 million of reconstituted goodwill referent to the acquisition of CRT (without affecting the cash flow and the distribution of dividends), accounted for as non-operating expenses.

Net Earnings

Net earnings totaled R$116.6 million (R$0.3270/1,000 shares), a 69.6% increase in relation to 2Q03. Net earnings/ADR was US$0.5593 in 3Q03.

Net earnings adjusted by goodwill totaled R$147.6 million, 48.0% above the amount registered in 2Q03.

Balance Sheet

Table 9: Consolidated Balance Sheet

R$ Million	Jun/03	Sep/03

CURRENT ASSETS	3,973.2	4,375.4

Cash and Equivalents	1,337.5	1,604.2
Accounts Receivables (Net)	1,882.3	1,991.3
Deferred and Recoverable Taxes	545.5	568.1
Other Recoverable Amounts	125.6	137.8
Inventory	9.9	11.1
Other	72.3	63.0

LONG TERM ASSETS	1,470.6	1,557.8

Loans and Financing	129.5	134.3
Deferred and Recoverable Taxes	781.1	756.4
Other	560.0	667.1

PERMANENT ASSETS	10,707.4	10,538.8

Investment (Net)	341.7	333.3
Property, Plant and Equipment (Net)	9,714.0	9,577.9
Property, Plant and Equipment (Gross)	24,596.8	24,895.4
Accumulated Depreciation	(14,882.8)	(15,317.6)
Deferred Assets (Net)	651.7	627.6

TOTAL ASSETS	16,151.2	16,471.9

CURRENT LIABILITIES	3,007.4	3,373.7

Loans and Financing	1,125.3	1,420.2
Suppliers	817.1	894.7
Taxes and Contributions	422.6	523.4
Dividends Payable	238.3	235.8
Provisions	85.0	60.8
Salaries and Benefits	84.9	113.0
Consignment for Third Parties	39.2	44.9
Other	195.0	80.9

LONG TERM LIABIUTIES	4,487.5	4,307.3

Loans and Financing	2,843.5	2,567.9
Provisions	832.7	854.0
Taxes and Contributions	527.2	598.3
Authorization for Services Exploration	197.2	202.6
Other	86.8	84.5

DEFERRED INCOME	62.4	64.7

MINORITY INTEREST	2,324.9	2,345.0

SHAREHOLDERS' EQUITY	6,269.0	6,381.2

Capital Stock	2,544.4	2,544.4
Capital Reserves	361.0	361.0
Profit Reserves	978.1	978.1
Retained Earnings	2,399.3	2,518.5
Treasury Shares	(13.9)	(20.8)

TOTAL LIABILITIES	16,151.2	16,471.9

Balance Sheet

The minority interests of Brasil Telecom in MTH do Brasil Ltda., worth R$61.5 million and in VANT, worth at R$36.0 million, are booked in the investments account.

The others account of current liabilities was reduced by R$114.4 million in comparison to the balance booked in June 2003. This reduction refers to the acquisition of iBest, which, although carried out at the end of June, was only paid at the beginning of July.

Table 10: Balance Sheet of the Holding

R$ Million	Jun/03	Sep/03

CURRENT ASSETS	687.0	835.1

Cash and Equivalents	362.6	465.8
Deferred Taxes	180.3	213.8
Other Recoverable Amounts	3.0	13.3
Dividends / Interest on Shareholders' Equity Receivable	138.5	138.5
Other	2.6	3.7

LONG TERM ASSETS	1,803.2	1,708.2

Loans and Financing	1,646.6	1,565.3
Deferred and Recoverable Taxes	151.1	138.1
Other	5.4	4.8

PERMANENT ASSETS	4,624.3	4,684.9

Investment (Net)	4,614.8	4,681.7
Property, Plant and Equipment (Net)	3.7	3.1
Property, Plant and Equipment (Gross)	56.8	56.7
Accumulated Depreciation	(53.1)	(53.6)
Deferred Assets (Net)	5.8	0.1
TOTAL ASSETS	7,114.6	7,228.2

CURRENT LIABILITIES	184.3	360.5

Loans and Financing	25.5	194.3
Suppliers	0.4	0.7
Taxes and Contributions	28.9	35.9
Dividends Payable	127.5	126.3
Salaries and Benefits	0.7	1.4
Consignment for Third Parties	0.1	0.1
Other	1.2	1.7

LONG TERM LIABILITIES	648.5	474.6

Loans and Financing	609.7	434.7
Taxes and Contributions	38.8	39.9

SHAREHOLDERS' EQUITY	6,281.8	6,393.1

Capital Stock	2,544.4	2,544.4
Capital Reserves	361.0	361.0
Profit Reserves	978.1	978.1
Retained Earnings	2,412.1	2,530.4
Treasury Shares	(13.9)	(20.8)

TOTAL LIABILITIES	7,114.6	7,228.2

Indebtedness

Table 11: Indebtedness

R$ Million	Currency	Cost	Maturity	% Total Balance Jun/03

Short Term				35.6%	1,420.2
BNDES	R$	TJLP + 6,5% p.a.	dec/2007		16.1
BNDES	R$	TJLP + 3,85% p.a.	dec/2007		334.8
BNDES	R$	TJLP + 3,85% p.a.	oct/2007		80.1
BNDES	R$	Basket + 6,5%	dec/2007		43.3
BNDES	R$	Basket + 3,85%	nov/2007		14.0
Debentures	R$	TJLP + 4% p.a.	jul/2006		194.2
BRDE	R$	IGP-M+12,0% p.a.	sep/2006		6.0
BB	R$	14% p.a.	jan/2008		3.8
Public Debenture - 1° Issuance	R$	109% CDI	may/2004		552.4
Public Debenture - 2° Issuance	R$	109% CDI	dec/2004		32.7
Financial Institutions I	R$	101,5% CDI	oct/2003		60.0
Financial Institutions II	US$	Lib6 + 4,0% p.a.	mar/2006		12.6
Financial Institutions III	US$	Lib6 + 2,4% p.a.	dec/2005		10.7
Financial Institutions IV	US$	Lib6 + 0,5% p.a.	jul/2008-jul/2010		13.2
Suppliers I	US$	Lib3 + 2,95% p.a.	jun/2007		0.4
Suppliers II	US$	1,75% p.a.	feb/2014		0.2
Suppliers III	US$	Lib3 + 2,95% p.a.	jun/2007		0.1
Hedge Adjustmest					45.5
Long Term				64.4%	2,567.9
BNDES	R$	TJLP + 6,5% p.a.	dec/2007		46.9
BNDES	R$	TJLP + 3,85% p.a.	dec/2007		1,131.5
BNDES	R$	TJLP + 3,85% p.a.	oct/2007		239.8
BNDES	R$	Basket + 6,5%	dec/2007		125.0
BNDES	R$	Basket + 3,85%	nov/2007		42.8
Debentures	R$	TJLP + 4% p.a.	jul/2006		434.2
BRDE	R$	IGP-M+12,0% p.a.	sep/2006		16.3
BB	R$	14% p.a.	jan/2008		16.7
Public Debenture - 1° Issuance	R$	109% CDI	may/2004
Public Debenture - 2° Issuance	R$	109% CDI	dec/2004		400.0
Financial Institutions II	US$	Lib6 + 4,0% p.a.	mar/2006		18.8
Financial Institutions III	US$	Lib6 + 2,4% p.a.	dec/2005		15.7
Financial Institutions IV	US$	Lib6 + 0,5% p.a.	jul/2008-jul/2010		76.2
Suppliers I	US$	Lib3 + 2,95% p.a.	jun/2007		1.6
Suppliers II	US$	1,75% p.a.	feb/2014		2.0
Suppliers III	US$	Lib3 + 2,95% p.a.	jun/2007		0.5
Total Debt				100.0%	3,988.1

Total Debt	At the end of September, 2003, the total consolidated debt of Brasil Telecom was R$4,0 billion, flat in comparison to the previous quarter.

Average Cost of Debt	In 3Q03, the consolidated debt of Brasil Telecom had an average accrued cost in 2003 of 12.9% or 71.4% of the Domestic Interbank Rate, equivalent to 17.5% p.a.

Net Debt	Net debt totaled R$2,383.9 million, a 9.4% drop in relation to June 2003.

Long term debt	At the end of 3Q03, 64.4% of the total debt were registered in the long-term as shown in the following amortization schedule:

Table 12: Amortization Schedule of Long Term Debt

Maturity	% Long Term Debt

2004	21.0%
2005	28.2%
2006	29.7%
2007	19.6%
2008 and after	1.5%

Long term debt	At the end of 3Q03, 64.4% of the total debt were registered in the long-term as shown in the following amortization schedule
Indebtedness denominated in U.S. dollars

At the end of September 2003, the dollar-denominated debt totaled R$152.1 million (R$197.6 million including the hedge adjustment) representing 3.9% of total debt, which is stable in comparison to June, 2003.

At the end of September 2003, Brasil Telecom had hedge agreements with notional equivalent to 80.2% of the dollar-denominated debt, of R$152.1 milhões, against 69.5% at the end of June. The total debt due by December 2004 is hedged. In addition, 98% of the dollar-denominated debt with installments due in 2005 is also hedged.

Financial Leverage	On September 30, 2003, Brasil Telecom’s financial leverage represented by the ratio of its net debt to the shareholders´ equity, was equal to 37.4%.

Investments in the Permanent Assets

Table 13: Breakdown of Investments in the Permanent Assets

R$ Million	3Q02	4Q02	1Q03	2Q03	3Q03	9M03	Δ Quarter	Δ 12 Months

Network Expansion	128.4	294.3	187.3	159.2	168.9	515.4	6.1%	31.5%
Conventional Telephony	62.4	109.4	85.8	93.7	60.7	240.2	-35.2%	-2.7%
Transmission Backbone	17.6	21.8	10.0	18.6	23.3	51.9	25.3%	32.1%
Data Network	29.1	138.8	83.8	44.7	75.2	203.8	68.2%	158.8%
Intelligent Network	14.2	12.1	1.4	0.6	7.0	9.0	N.A.	-50.7%
Network Management Systems	2.5	8.9	3.7	1.4	2.0	7.1	43.7%	-21.3%
Other Investments in Network Expansion	2.6	3.3	2.5	0.2	0.8	3.5	284.6%	-69.2%
Network Operation	92.2	124.5	56.7	58.3	68.4	183.4	17.4%	-25.8%
Public Telephony	1.7	1.3	2.7	4.2	1.2	8.1	-71.2%	-28.9%
Information Technology	68.3	144.9	43.9	41.6	42.8	128.4	2.8%	-37.4%
Expansion Personnel	21.9	23.5	21.8	22.5	20.2	64.5	-10.1%	-7.7%
Other	(29.6)	29.7	104.4	302.2	21.8	428.4	-92.8%	N.A.

Total Investments in Permanent Assets	282.9	618.1	416.9	588.0	323.3	1,328.2	-45.0%	14.3%

Expansion Financial Expenses	49.6	25.5	24.9	20.2	16.5	61.5	-18.2%	-66.7%

Total	332.4	643.6	441.8	608.1	339.9	1,389.8	-44.1%	2.2%

Investments in permanent assets

In 9M03, total investments amounted to R$1,389.8 million, of which R$972.5 million refers to fixed telephony operations, R$60.6 million to mobile telephony operations and R$356.7 million to the acquisition of Globenet, MetroRed and iBest. The investments of Brasil Telecom Celular, Globenet, MetroRed and iBest subsidiaries were included in the account “others”.

Investments in fixed telephony totaled R$317.5 million in the 3Q03, against R$300.6 million in 2Q03.

In light of the permanent search for efficiency and the economic slowdown which occurred throughout the year, Brasil Telecom decided to reduce its investment approved by the Board of Directors in 2003 from R$1.8 billion to R$1.4 billion.

Cash flow

Table 14: Consolidated Cash Flow

R$ Million	3Q02	2Q03	3Q03

OPERATING ACTIVITIES
(+) Net Income of the Period	120.1	68.8	116.6
(+) Minority Participation	35.8	16.7	33.4
(+) Items with no Cash Effects	695.6	724.5	838.3
Depreciation and Amortization	508.5	525.9	523.2
Losses with Accounts Receivable from Services	59.0	63.8	68.1
Provision for Doubtful Accounts	3.6	(1.9)	(2.4)
Provision for Contingencies	7.1	13.7	19.6
Deferred Taxes	12.4	(4.4)	(68.2)
Goodwill Amortization - CRT Acquisition	31.0	31.9	37.6
Result from the Write-off of Permanent Assets	7.8	6.5	1.3
Financial Expenses	122.7	91.4	257.6
Gains/Losses in Investments		(2.4)	1.5
Other Expenses/Revenues with no Cash Effects	(56.5)	-	-
(-) Equity Changes	97.3	58.2	202.7
(=) Cash Flow from Operating Activities	754.1	751.7	785.7

INVESTMENT ACTIVITIES
Financial Investments	(5.5)	5.6	0.0
Investment Suppliers	(103.7)	(87.4)	64.4
Funds from Sales of Permanent Assets	6.7	2.1	4.1
Investments in Permanent Assets	(282.8)	(290.0)	(327.0)
Acquisition of New Companies		(261.7)	-
Other Investment Flows	(13.0)	(0.8)	(1.2)
(=) Cash Flow from Investment Activities	(398.3)	(632.3)	(259.7)

FINANCING ACTIVITIES
Dividens/Interests on Shareholders' Equity paid in the Period	(128.6)	(178.2)	(2.4)
Loans and Financing	(192.7)	(254.3)	(234.7)
Loans Obtained	6.1	0.3	60.0
Loans Paid	(120.4)	(134.2)	(138.1)
Interest Paid	(78.5)	(120.5)	(156.6)
Increases in Shareholders' Equity	0.1	-	(4.4)
Other Financing Flows	1.7	8.0	(17.7)
(=) Cash Flow from Financing Activities	(319.6)	(424.5)	(259.3)

CASH FLOW OF THE PERIOD	36.3	(305.1)	266.7

Cash and Cash Equivalents - current balance	793.2	1,337.5	1,604.2
Cash and Cash Equivalents - previous balance	757.0	1,642.7	1,337.5
Variation in Cash and Cash Equivalents	36.3	(305.1)	266.7

OPERATING CASH FLOW	754.1	751.7	785.7
(-) Investments on Permanent Assets (includes Investment Suppliers)	(386.5)	(377.4)	(262.6)
(-) Interest Paid	(120.4)	(120.5)	(156.6)

(=) FREE CASH FLOW	247.3	253.8	366.4

Operating cash flow in 3Q03 was R$786 million

Brasil Telecom’s operating generation reached R$785.7 million in 3Q03, surpassing by 4.5% the amount registered in the previous quarter. By deducting the flow of investments in the period, which is R$372.6 million lower in comparison to 2Q03 basically due to the acquisitions of iBest and Globenet, from the operating cash generation, the net cash operating generation of Brasil Telecom reached R$526.0 million, surpassing by R$406.6 million the one registered in 2Q03.

Free cash flow in 3Q03 was R$366 million	Brasil Telecom free cash flow in 3Q03 was R$366.4 million, against R$253.8 million in 2Q03, 44.4% above the amount registered in the previous quarter.

Stock Market

Table 15: Stock Performance

	Closing Price as of Sep/30/03	Performance

		In 3Q03	In 12 months	In 24 months

Common Shares (BRTP3) (in R$/1,000 shares)	16.26	2.4%	33.8%	1.0%
Preferred Shares (BRTP4) (in R$/1,000 shares)	22.00	3.8%	39.6%	2.6%
ADR (BRP) (in US$/ADR)	38.30	2.3%	72.4%	4.2%
Ibovespa (points)	16,011	23.4%	85.7%	1.3%
Itel (points)	719	16.3%	62.0%	1.8%
IGC (points)	1,360	17.2%	71.7%	0.5%
Dow Jones (points)	9,275	3.2%	22.2%	-0.4%

Graph 9: Stock Performance in 3Q03 – Bovespa and NYSE

(Base 100 = September 30, 2003)

Table 16: Share in the Theoretical Portfolio

	Ibovespa		Itel		IGC

	May/ Ago	Set/Dez	May/Ago	Set/Dez(Previa)	May/Ago	Set/Dez(Previa)

BRTP3	0.461%	0.433%	3.515%	3.057%	1.719%	1.235%
BRTP4	2.480%	2.266%	16.485%	16.943%	8.061%	6.845%

Shareholders Structure

Table 17: Shareholders’ Structure

Sep 2003	Common Shares	%	Preferred Shares	%	Total	%

Solpart Participações S.A.	71,830,503,826	53.6%	161,687,175	0.1%	71,992,191,001	20.2%
ADR	-	0.0%	140,617,220,000	63.2%	140,617,220,000	39.4%
Treasury	1,480,800,000	1.1%	-	0.0%	1,480,800,000	0.4%
Other	60,720,384,377	45.3%	81,891,280,708	36.8%	142,611,665,085	40.0%

Total	134,031,688,203	100.0%	222,670,187,883	100.0%	356,701,876,086	100.0%

Jun 2003	Common Shares	%	Preferred Shares	%	Total	%

Solpart Participações S.A.	71,830,503,826	53.6%	161,687,175	0.1%	71,992,191,001	20.2%
ADR	-	0.0%	138,654,765,000	62.3%	138,654,765,000	38.9%
Treasury	1,051,100,000	0.8%	-	0.0%	1,051,100,000	0.3%
Other	61,150,084,377	45.6%	83,853,735,708	37.7%	145,003,820,085	40.7%

Total	134,031,688,203	100.0%	222,670,187,883	100.0%	356,701,876,086	100.0%

Corporate Governance

Investor and Shareholder Relations Management

Given the increase in business and activities of the Group, Brasil Telecom restructured the Investor Relations area, in order to offer an even wider and more efficient range of communication with investors and shareholders, by expanding its participation in events related to the capital market. In September of 2003, the Investor and Shareholder Relations Management was structured in charge of Marcos Tourinho. Tourinho holds a Bachelor degree in Business Administration from University of Bahia, a Graduate degree in Finance from McGill University in Canada and a MBA in Finance from Hawaii Pacific University. Under the Investor and Shareholder Relations Management, there is the IR Department, led by Renata Fontes and the Shareholder Relations Coordination, in charge of Flávio Bernardes.

Changes in the By-Laws	At an Extraordinary Shareholders’ Meeting held on September 8, 2003, the shareholders of Brasil Telecom S.A. approved by majority of vote, the following changes in the bylaws:

1 -

inclusion of Art. 27-A, with the following text:
“Art.27-A – The following people may not be elected to the Board of Directors (i) those that hold positions in companies which may be considered market competitors, in particular, in advisory boards, board of directors or statutory audit committees; or (ii) those who have conflicting interests with the Company.”

2 -

inclusion of Art. 49, with the following text:
“Art.49 – The corporate entities of the Company shall, within their scope, take all the measures required to prevent the Company from being impeded, through breach of the provisions of article 68 of Law no. 9.472, of 07/16/97, and its regulations, to explore, directly or indirectly, concessions or licenses for telecommunication services.”

Shareholders’ Agreement

At the head office of Brasil Telecom S.A., on September 16, 2003, a Shareholders’ Agreement was filed, of which the controlling shareholder, Solpart Participações S.A. takes part, referring to the exercise of the right to vote at decisions of shareholder meetings and of the Board of Directors of the Company.

On September 17, 2003, the Invitel S.A Shareholders’ Agreement was filed, at the head office of Brasil Telecom Participações S.A. and Brasil Telecom S.A.

Public Offering

In an official letter issued on October 21, 2003, CVM (Brazilian SEC) authorized the Public Offering for the exchange of common stock for preferred stock, all of Brasil Telecom S.A. issuance, as “Target Company”, to be conducted by Brasil Telecom Participações S.A., as “Offeror”.

The Offeror predisposes itself to exchange up to the total amount of outstanding common shares issued by Brasil Telecom S.A., which represented, according to the memorandum published on October 31, 2003, 2.96% of its voting capital, for preferred shares issued by the Target Company and held by it.

The exchange ratio is one common share for one preferred share, both issued by Brasil Telecom S.A. The acceptance of the Public Exchange Offering may occur by the 30th day after the publication of the memorandum through a formal manifestation by the shareholder to the Bradesco S.A. bank, which is the institution in charge of the book-entry share service for Brasil Telecom S.A.

The memorandum can be accessed at the address www.brasiltelecom.com.br/ri/ .

Interest on Shareholder´s Equity

Brasil Telecom Participações S.A.´s Board of Directors approved, on a meeting held o October 31, 2003, the additional credit of Interest on Shareholder´s Equity, relative to fiscal year of 2003, in a total amount up to R$98,200,000.00, as pursuant to Article 9 of Law 9,249 of December 26, 1995 and to CVM Deliberation 207/96.

Table 18: Interest on Shareholder´s Equity

Date of Deliberation	Date of Credit	Brazilian "Ex-Date"	Payment Date	Total Ammount Credited (R$)	Gross Ammount per 1,000 Shares (R$)	Net Ammount per 1,000 Shares (R$)

31/10/2003	31/10/2003	13/11/2003	to be defined	98,200,000	0.276447561000	0.234980427000
28/01/2003	31/03/2003	10/04/2003	to be defined	52,000,000	0.145780000100	0.123913001000
28/01/2003	31/01/2003	10/02/2003	to be defined	70,000,000	0.199289432000	0.169396017000

New Products and Services

LigMix – a Hybrid Service Plan

Brasil Telecom launched a hybrid service plan called LigMix aimed at providing service to lower income customersand thus, maximizing the use of itsinstalled plant. The LigMix service offers the following characteristics:

Performance of domestic fixed-fixed calls through the issuance of a telephone bill (post paid service);

Performance of fixed-mobile and DLD calls using the LigMix card;

Two plan options: with franchise (60 pulses) and without franchise, both with monthly subscriptions;

The 0300, 0500, 0900 calls are charged on the telephone bill;

The rating standard is more simplified than that of the basic plan.

The sale strategy of this service is aimed at idle sites by using the door-to-door sales reps. This product is offered with the purpose of retaining the clients that request voluntary cancellation due to financial hardship.

PABX Virtual Net

During Futurecom, Brasil Telecom launched PABX VIRTUAL NET, a service that marks the entrance of the carrier in the offer of new services within the network concept known as Next Generation Network (NGN), which uses the IP network as a basic infrastructure.

PBX Virtual Net consists in the possibility of transforming a set of telephones (conventional or IP) defined by the client as if they were part of a PBX, so the “extensions” of this PBX are distributed at any location within the region of activity of the carrier – it is as if the conventional telephone network is a PBX for the client.

Up to the moment, Brasil Telecom offered a service that transformed a group of conventional telephone lines into extensions of a PABX. This process, however, was limited since the “extensions” had to be linked to the same call center. However, the service was available only for “extensions” linked at the same switching center.

Through the implementation of the NGN, it was possible to broaden the service to any extension regardless of its geographic location, besides offering all the facilities through a conventional PBX, such as: automatic search, call transfer, capture group, conference, speed dialing, etc.

Thus, Brasil Telecom marks its definitive entrance into NGN with an original and innovative service, making it the first telecommunication carrier of Latin America to put this New Generation Network (NGN) into operation and is the only one in the world to offer a PABX Virtual service with such a range and diversity of terminals, which emphasizes the leading position of Brasil Telecom.

The PABX Virtual Net will be commercially available at the end of November at all locations served by Brasil Telecom.

Telephone bill via e-mail

Brasil Telecom began a new stage in its relationship with its clients by offering the functionality of a telephone bill via e-mail to all its clients, including its receipt via e-mail. The e-mail account is very practical since it arrives electronically in the mailbox of the client with all the security of data cryptography and it can only be opened through the use of a password. The client only need be registered at the Brasil Telecom’s website.

Other no charge functionalities are also available, such as:

Interactive account: enables the client to view the telephone bill in its entirety on the site with the alternative of classifying the calls by date, time and duration.

Address book: online address book, which attributes names to the numbers called frequently (as in the caller id of a cell phone). These names may appear on the telephone bill.

Graphs: the information of the bill may be illustrated with various graphs, from the consumption evolution to the breakdown of expenses – long distance, cell phone calls and others. This functionality is also interesting for companies, which can use comparisons between cost centers.

Online payment: makes the payment of the telephone bill easier and does not require a paper invoice. The client need only to be a client of one of the banks associated to Brasil Telecom.

Gateway of the authorized representative

For the purpose of improving the interface of the authorized corporate market representatives with the Company, Brasil Telecom created a Gateway for the Authorized Representative, an online Internet-based system available 24 hours a day.

The Gateway assures speed, efficiency and security for sales, besides strengthening the partnership with its representatives. Among its advantages, are the following:

Issuance of product and service requests;
Queries about the financial status of clients;
Status of product and service requests, from the opening of the order up to the installation of the service;
Research combining a series of query parameters;
Issuance of reports;
Issuance of suggestions and doubts.

The implementation of the system started last February at the Paraná branch and proved to be a success. Nowadays, it covers the entire area of activity of Brasil Telecom. There are more than 500 users, with more than 10 thousand orders sent through this channel.

VIP SERVICE	Brasil Telecom, through its ongoing search for excellence, developed for the corporate and government market, the VIP services portfolio which includes the following items:

Offer of reports, monitoring of networks and equipment of the client.

Offer of contracted service levels enabling installation and repair times in alignment with the client’s needs.

Offer of data network performance and equipment management for the client.

Brasil Telecom has enabled for these markets a new page for access to the VIP Report service, with structured information in accordance with the needs of the client, which assures better quality in the relationship.

Ligmania Brasil Telecom - "Cartoon Network"

With the purpose of boosting the sales of telephone cards for public use, Brasil Telecom has created six million cards in 33 different models, sold in packets with 2 cards and a gift (a card where the cartoon character moves back and forth).

The characters chosen by Brasil Telecom to illustrate the fourth edition of the Ligmania 2003 promotion were: Super Power Girls, Dexter, Johnny Bravo, Samurai Jack and Courage, the Cowardly Dog.

TVfone	Information regarding this product on page 8.

Recognition

“Transparency Award”

Brasil Telecom received for the second consecutive year the “Transparency Award”, an award offered by the National Association of Financial, Administrative and Accounting Executives (Associação Nacional dos Executivos de Finanças, Administração e Contabilidade – ANEFAC, by the Foundation Institute for Accounting, Bookkeeping and Financial Research (Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras – FIPECAFI) and by SERASA, a credit agency. Brasil Telecom was ranked among the 10 best financial statements published in 2003 relative to the year of 2002.

Fortune

The CEO of Brasil Telecom, Carla Cico, was elected one of the 50 most powerful executives in the world, out of the United States, by Fortune magazine, appearing in 30th place and she is the only executive in South America to be included on this list. In 2002, Mrs. Cico was in 37th place.

Title of Citizen in the State of Rio de Janeiro

On September 26, the CEO of Brasil Telecom, Carla Cico received the Title of Citizen of the State of Rio de Janeiro. This honor was granted by the Legislative Assembly of the State and took place at the Bar Association Court of Brazil. As published in the Official Rio de Janeiro State Journal on August 26, 2003, this honor was motivated by the relevant services that Brasil Telecom has been rendering to the State of Rio de Janeiro and the country in the Telecommunications sector and in the support of cultural, social and sport initiatives.

“Gente em Destaque” Program is Awarded

The “Gente em Destaque” Program of Brasil Telecom was recognized by the Brazilian Human Resource Association (Associação Brasileira de Recursos Humanos) – Federal District, through the Candango Award of Excellence in Human Resources. The Program was awarded first place in the Legal Category, People Management Mode.

“Anunciante do Ano” - Colunistas Brasil (Brazilian Writers’) Award

Brasil Telecom was elected the “Advertiser of the Year” in the 36th edition of the Brazilian Writers’ Award. The Writers, organized by the Brazilian Association of Marketing and Advertising Writers (Associação Brasileira dos Colunistas de Marketing e Propaganda), is one of the most prestigious and traditional awards in the Brazilian advertising market and is considered a benchmark for quality in communication, by advertising agencies as well as the advertisers.

ABERJE Award

Brasil Telecom managed two accomplishments in the ABERJE 2003 Award granted by the Brazilian Association of Corporate Communication (Associação Brasileira de Comunicação Empresarial): the Best Internal Communication Campaign, with the case “Think Innovation/Grow with Us” and the Best Internal Communication Video, with the project “Station 14 – You on the Map of Success of Brasil Telecom”. As the two campaigns were elected the best in their categories in the Midwest/East regions, they will compete for the ABERJE Brasil Award, at the grand finale which shall be held in São Paulo.

Melhores e Maiores (Largest and Best – Exame Magazine)	Brasil Telecom achieved 1st place in the “Best” Telecommunication Company category for the fixed telephony sector, of the “Largest and Best of 2003” in the Exame Magazine.

Best IR in the Telecommunication sector in Latin America	Annually, the Institutional Investor magazine releases the ranking of the best Investor Relations departments in Latin America, based on research performed by professionals in the financial market.

In the last edition, 102 sell-side analysts from 16 different financial institutions participated in the research. The results for Brasil Telecom could not have been better: Mrs. Carla Cico was elected the best CEO of the telecommunications sector and the IR team also got first place in the ranking for the industry in all of Latin America.

Recent Events

Renewal of the Board Mandates

At a meeting held on August 28, the Board of Directors of Brasil Telecom Participações S.A., renewed the mandates of Mr Paulo Pedrão Rio Branco, Mr. Carlos Geraldo Campos Magalhães and Mr. Francisco Aurélio Sampaio Santiago to the position of Chief Financial and Investor Relations Officer, Human Resources Officer and Network Officer, respectively, and elected Mr. Humberto Braz as Chief Executive Officer at the holding company.

Indicators

Table 19: Evolution of the Indicators

PLANT	3Q02	4Q02	1Q03	2Q03	3Q03

Lines installed (thousand)	10,544	10,548	10,608	10,656	10,678
Additional lines installed (thousand)	40	4	60	48	22

Lines in service - LIS (thousand)	9,228	9,465	9,595	9,741	9,809
Residential (thousand)	6,695	6,862	6,979	7,107	7,168
Non-residential (thousand)	1,556	1,540	1,548	1,565	1,567
Public phones (thousand)	290	293	296	297	297
Pre-paid (thousand)	145	206	215	218	232
Other (including PBX) (thousand)	542	564	557	554	546
PBX (thousand)	249	269	260	554	544
Other (thousand)	294	295	255	-	2
Additional lines in service (thousand)	288	237	130	146	68
Average lines in service (thousand)	9,084	9,347	9,530	9,668	9,775

Utilization rate	87.5%	89.7%	90.5%	91.4%	91.9%

Teledensity (LIS/100 inhabitants)	22.6	23.1	23.2	23.5	23.5
ADSL lines in service (thousand)	108.4	140.7	165.1	194.8	239.4

TRAFFIC	3Q02	4Q02	1Q03	2Q03	3Q03

Exceeding local pulses (million)	3,298	3,256	2,973	2,959	3,099

Domestic long distance - DLD (million minutes)	1,922	1,756	1,611	1,744	1,709

Fixed-mobile (million minutes)	1,111	1,143	1,058	1,058	979
VC-1 (million minutes)	1,001	1,021	939	947	877
VC-2 (million minutes)	99	108	104	98	85
VC-3 (million minutes)	12	14	14	13	16

PRODUCTIVITY	3Q02	4Q02	1Q03	2Q03	3Q03

N° of employees	5,781	5,571	5,548	5,316	5,217
Average N° of employees	5,955	5,676	5,560	5,432	5,267
LIS/employee	1,596	1,699	1,729	1,832	1,880
Net revenue/average N° of employees/month (R$ thousand)	101.9	110.1	112.3	117.5	130.0
EBITDA/average N° of employees/month (R$ thousand)	48.1	54.1	52.0	55.3	60.8
Net earnings/average N° of employees/month (R$ thousand)	6.7	7.6	6.1	4.2	7.4

Exceeding local pulses/average LIS/month	121.0	116.1	104.0	102.0	105.7
DLD minutes/average LIS/month	70.5	62.6	56.3	60.1	58.3
Fixed-mobile minutes/average LIS/month	40.8	40.8	37.0	36.5	33.4

Net revenue/average LIS/month (R$)	66.8	66.8	65.5	66.0	70.0
EBITDA/average LIS/month (R$)	31.5	32.9	30.4	31.1	32.7
Net earnings/average LIS/month (R$)	4.4	4.6	3.5	2.4	4.0

QUALITY	3Q02	4Q02	lQ03	2Q03	3Q03

Quality goals achieved	35/35/35	34/35/35	35/35/35	35/35/35	35/35/34

Digitization rate	98.8%	99.0%	99.0%	99.0%	99.0%

PROFITABILITY	3Q02	4Q02	1Q03	2Q03	3Q03

EBITDA margin	47.2%	49.2%	46.3%	47.1%	46.7%
Net margin	6.6%	6.9%	5.4%	3.6%	5.7%

Return on equity - ROE	1.9%	2.1%	1.6%	1.1%	1.8%

CAPITAL STRUCTURE	3Q02	4Q02	1Q03	2Q03	3Q03

Cash and Equivalents (R$ million)	793	1,596	1,643	1,338	1,604

Total debt (R$ million)	3,563	4,176	4,148	3,969	3,988
Short term debt	14.4%	14.2%	15.9%	28.4%	35.6%
Long term debt	85.6%	85.8%	84.1%	71.6%	64.4%

Net debt (R$ million)	2,770	2,580	2,505	2,631	2,384

Shareholders' equity (R$ million)	6,199	6,226	6,200	6,269	6,381

Net debt/shareholders' equity	44.7%	41.4%	40.4%	42.0%	37.4%

Next Events

Teleconference: 3Q03 Results
Phone: (719) 457-2679
Date: November 5 (Wednesday)
Time: 9:00 a.m. (Eastern time)

APIMEC Meeting – DF
Place: Grand Bittar Hotel – Salão Monumental II
Address: SHS Quadra 05 – Bloco A – Brasília -DF
Date: November 6 (Thursday)
Time: 5:30 p.m. (Brasília time)

IR Contacts

Marcos Tourinho (Manager)	Tel: (55 61) 415-1052	marcos.tourinho@brasiltelecom.com.br
Renata Fontes (Manager)	Tel: (55 61) 415-1256	renatafontes@brasiltelecom.com.br
Flávia Menezes	Tel: (55 61) 415-1411	flaviam@brasiltelecom.com.br
Edinelson Oliveira	Tel: (55 61) 415-1122	edinelson@brasiltelecom.com.br
Cristiano Pereira	Tel: (55 61) 415-1291	cpereira@brasiltelecom.com.br

Media Contact

Cesar Borges	Tel: (55 61) 415-1378	cesarb@brasiltelecom.com.br

This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the Company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the actual results of operations of the Company may be different from the company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2003

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Pedrão Rio Branco
Name: Paulo Pedrão Rio Branco Title: Financial Executive Officer